Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars In Thousands)
Earnings:
1. Income before income taxes	$70,322	$61,858	$62,066	$57,282	$41,903
2. Plus interest expense	27,905	22,119	15,997	15,801	19,203

3. Earnings including interest on deposits	98,227	83,977	78,063	73,083	61,106
4. Less interest on deposits	20,595	17,387	13,511	11,225	12,346

5. Earnings excluding interest on deposits	$77,632	$66,590	$64,552	$61,858	$48,760

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$27,905	$22,119	$16,736	$16,563	$19,922
7. Less interest on deposits (Line 4)	20,595	17,387	13,511	11,225	12,346

8. Excluding interest on deposits	$7,310	$4,732	$3,225	$5,338	$7,576

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	3.52	3.80	4.66	4.41	3.07
Excluding interest on deposits (Line 5 divided by Line 8)	10.62	14.07	20.01	11.59	6.44